December 14, 2004

VIA EDGAR (Correspondence Filing)

Ms. Patsy Mengiste
Securities and Exchange Commission
450 Fifth Street, N.W.  (Mail Stop 05-05)
Washington, D.C. 20549-5005

ATTN:    Document Control - EDGAR

RE:      AXP Global Series, inc. (File Nos. 811-5696/33-25824, PEA# 42)
                  AXP Global Bond Fund
                  AXP Global Technology Fund
                  AXP Threadneedle Emerging Markets Fund
                  AXP Threadneedle Global Balanced Fund
                  AXP Threadneedle Global Equity Fund

         AXP International Series, Inc. (File Nos. 811-4075/2-92309, PEA# 40)
                  AXP Threadneedle European Equity Fund
                  AXP Threadneedle International Fund

         AXP Partners International Series, Inc. (File Nos. 811-10427/333-64010, PEA# 10)
                  AXP Partners International Aggressive Growth Fund
                  AXP Partners International Core Fund
                  AXP Partners International Select Value Fund
                  AXP Partners International Small Cap Fund

Dear Ms. Mengiste:

This letter is in response to Staff's oral comments that you communicated to us by telephone on or about December 9, 2004. The language also reflects comments from counsel for the funds referenced above.

                                   PROSPECTUS

APPLICABLE TO ALL FUNDS

COMMENT 1: Under the "Exchanging/Selling Shares" section, with respect to your market timing disclosure, you need to state that "to the extent the fund invests in certain securities" (i.e. a global/international fund has significant foreign holdings) and in addition based on the level of holdings in a certain type of security, add a statement to address the fact that the risk would be greater.

RESPONSE: For each of the funds listed below, we have amended the second paragraph under "Exchanges/Selling Shares" to read as follows (changes are underlined): [Please see attachment A for the full disclosure, including language that was removed].

APPLICABLE TO AXP GLOBAL BOND, AXP GLOBAL TECHNOLOGY, AXP THREADNEEDLE GLOBAL BALANCED, AXP THREADNEEDLE GLOBAL EQUITY, AXP THREADNEEDLE EUROPEAN EQUITY, AXP THREADNEEDLE INTERNATIONAL, AXP PARTNERS INTERNATIONAL AGGRESSIVE GROWTH, AXP PARTNERS INTERNATIONAL CORE, AND AXP PARTNERS INTERNATIONAL SELECT VALUE ONLY:

Funds that INVEST IN SECURITIES WHICH trade on overseas securities markets may be vulnerable to market timers who seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets, which is generally the time at which a fund's NAV is calculated. TO THE EXTENT THAT THE FUND HAS SIGNIFICANT HOLDINGS OF FOREIGN SECURITIES, the risks of market timing may be greater THAN FOR FUNDS THAT DO NOT HAVE SIGNIFICANT FOREIGN HOLDINGS. See "Principal Investment Strategies" for a discussion of THE KINDS OF SECURITIES IN WHICH THE FUND INVESTS. See also "Valuing Fund Shares" for a discussion of the Fund's policy on fair value pricing, which is intended, in part, to reduce the frequency and effect of market timing.

APPLICABLE TO AXP THREADNEEDLE EMERGING MARKETS AND AXP PARTNERS INTERNATIONAL SMALL CAP ONLY:

Funds that INVEST IN SECURITIES WHICH trade on overseas securities markets may be vulnerable to market timers who seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets, which is generally the time at which a fund's NAV is calculated. TO THE EXTENT THAT THE FUND HAS SIGNIFICANT HOLDINGS OF FOREIGN SECURITIES OR SECURITIES THAT TRADE INFREQUENTLY, OR BOTH the risks of market timing may be greater THAN FOR FUNDS THAT DO NOT HAVE SUCH HOLDINGS. See "Principal Investment Strategies" for a discussion of the investment strategies that may result in the Fund's investing in one or more of these asset classes. See also "Valuing Fund Shares" for a discussion of the Fund's policy on fair value pricing, which is intended, in part, to reduce the frequency and effect of market timing.

COMMENT 2: Under the "Valuing Fund Shares" section, your fund valuation disclosure has no distinction in terms of holdings of the fund. Specifically, it does not address "small-cap", "thinly-traded" or "illiquid" securities, please include language that discloses information about these types of securities. In addition, based on the level of holdings in a certain type of security, please add a statement to address the fact that the risk would be greater.

RESPONSE: For each of the funds listed below, we have amended the "Valuing Fund Shares" section to read as follows (changes are underlined): [Please see attachment B for the full disclosure, including language that was removed].

APPLICABLE TO AXP GLOBAL BOND, AXP GLOBAL TECHNOLOGY, AXP THREADNEEDLE GLOBAL BALANCED, AXP THREADNEEDLE GLOBAL EQUITY, AXP THREADNEEDLE EUROPEAN EQUITY, AXP THREADNEEDLE INTERNATIONAL, AXP PARTNERS INTERNATIONAL AGGRESSIVE GROWTH, AXP PARTNERS INTERNATIONAL CORE, AND AXP PARTNERS INTERNATIONAL SELECT VALUE ONLY:

VALUING FUND SHARES

The NAV is the value of a single share of the Fund. The NAV is determined by dividing the value of the Fund's assets, minus any liabilities, by the number of shares outstanding. AEFC calculates the NAV as of the close of business on the New York Stock Exchange (NYSE), normally 4:00 p.m. Eastern time, on each day that the NYSE is open. THE FUND'S SECURITIES ARE VALUED PRIMARILY ON THE BASIS OF MARKET QUOTATIONS OBTAINED FROM OUTSIDE PRICING SERVICES APPROVED BY THE BOARD.

WHEN reliable MARKET quotations are not readily available, SECURITIES ARE PRICED AT FAIR VALUE BASED ON PROCEDURES ADOPTED BY THE BOARD. These procedures are ALSO used when THE VALUE OF A SECURITY HELD BY THE FUND IS MATERIALLY AFFECTED BY EVENTS THAT OCCUR AFTER THE CLOSE OF THE PRIMARY MARKET ON WHICH THE SECURITY IS TRADED BUT PRIOR TO THE TIME AS OF WHICH THE FUND'S NAV IS DETERMINED. VALUING SECURITIES AT FAIR VALUE INVOLVES RELIANCE ON JUDGMENT. The fair value of a security is likely to differ from ANY AVAILABLE quoted or published price. TO THE EXTENT THAT THE FUND HAS SIGNIFICANT HOLDINGS OF FOREIGN SECURITIES, FAIR VALUATION MAY BE USED MORE FREQUENTLY THAN FOR OTHER FUNDS. THE FUND USES AN UNAFFILIATED SERVICE PROVIDER TO ASSIST IN DETERMINING FAIR VALUES FOR FOREIGN SECURITIES.

Foreign investments are valued in U.S. dollars. Some of the Fund's securities may be listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares. In that event, the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares.

APPLICABLE TO AXP THREADNEEDLE EMERGING MARKETS AND AXP PARTNERS INTERNATIONAL SMALL CAP ONLY:

VALUING FUND SHARES

The NAV is the value of a single share of the Fund. The NAV is determined by dividing the value of the Fund's assets, minus any liabilities, by the number of shares outstanding. AEFC calculates the NAV as of the close of business on the New York Stock Exchange (NYSE), normally 4:00 p.m. Eastern time, on each day that the NYSE is open. THE FUND'S SECURITIES ARE VALUED PRIMARILY ON THE BASIS OF MARKET QUOTATIONS OBTAINED FROM OUTSIDE PRICING SERVICES APPROVED BY THE BOARD.

WHEN reliable MARKET quotations are not readily available, SECURITIES ARE PRICED AT FAIR VALUE BASED ON PROCEDURES ADOPTED BY THE BOARD. These procedures are ALSO used when THE VALUE OF A SECURITY HELD BY THE FUND IS MATERIALLY AFFECTED BY EVENTS THAT OCCUR AFTER THE CLOSE OF THE PRIMARY MARKET ON WHICH THE SECURITY IS TRADED BUT PRIOR TO THE TIME AS OF WHICH THE FUND'S NAV IS DETERMINED. VALUING SECURITIES AT FAIR VALUE INVOLVES RELIANCE ON JUDGMENT. The fair value of a security is likely to differ from ANY AVAILABLE quoted or published price. TO THE EXTENT THAT THE FUND HAS SIGNIFICANT HOLDINGS OF FOREIGN SECURITIES OR SECURITIES THAT TRADE INFREQUENTLY, OR BOTH, FAIR VALUATION MAY BE USED MORE FREQUENTLY THAN FOR OTHER FUNDS. THE FUND USES A THIRD-PARTY SERVICE PROVIDER TO ASSIST IN DETERMINING FAIR VALUES FOR FOREIGN SECURITIES.

Foreign investments are valued in U.S. dollars. Some of the Fund's securities may be listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares. In that event, the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares.

                      STATEMENT OF ADDITIONAL INFORMATION

APPLICABLE TO ALL FUNDS

COMMENT 3: Under the "Portfolio Holdings Disclosure" section, please disclose "to whom, how frequently, and what information" you provide when disclosing the Fund's selective disclosure of holdings information for ratings and rankings agencies and for other third parties.

RESPONSE: We have amended the fifth paragraph under "Portfolio Holdings Disclosure" to read as follows (changes are underlined): [Please see attachment C for the full policy disclosure, including language that was removed].

FROM TIME TO TIME, AEFC may make PARTIAL OR COMPLETE Fund holdings information that is not publicly available on the website or otherwise available IN ADVANCE OF THE TIME RESTRICTIONS NOTED ABOVE (1) to its directors, officers, and employees, and those of its affiliated and unaffiliated service providers that require the information IN THE NORMAL COURSE OF BUSINESS IN order to provide services to the Fund (including, without limitation, custodians, auditors, subadvisers, financial printers, pricing services, proxy voting services, AND PARTIES THAT DELIVER ANALYTICAL, STATISTICAL, TRADING OR OTHER INVESTMENT RELATED SERVICES), AND (2) TO FACILITATE THE REVIEW AND/OR RATING OF THE FUND BY RATINGS AND RANKINGS AGENCIES (INCLUDING, FOR EXAMPLE, MORNINGSTAR, INC., THOMSON FINANCIAL AND LIPPER INC.). IN SUCH SITUATIONS, THE INFORMATION IS RELEASED SUBJECT TO CONFIDENTIALITY AGREEMENTS, DUTIES IMPOSED UNDER APPLICABLE POLICIES AND PROCEDURES (E.G., APPLICABLE CODES OF ETHICS) DESIGNED TO PREVENT THE MISUSE OF CONFIDENTIAL INFORMATION, GENERAL DUTIES UNDER APPLICABLE LAWS AND REGULATIONS, OR OTHER SUCH DUTIES OF CONFIDENTIALITY. In addition, the Fund discloses holdings information as required by federal or state securities laws, and may disclose holdings information in response to requests by governmental authorities.

Staff had no additional comments except the requirement to make the following representation on behalf of the Registrants:

In connection with the Amendments listed above, the Registrants, hereby acknowledge the following:

     The disclosures in the filings are the responsibility of the Registrants and the Registrants are fully responsible for the adequacy or accuracy of the disclosures in these filings. The Registrants represent to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrants represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact Christopher O. Petersen at (612) 671-4321 or Simone Pepper at (612) 671-2847.

Sincerely,




/s/ Leslie L. Ogg
----------------
    Leslie L. Ogg
    Vice President, General Counsel and Secretary

ATTACHMENT A - MARKET TIMING DISCLOSURE

REVISED MARKET TIMING DISCLOSURE

AXP GLOBAL BOND, AXP GLOBAL TECHNOLOGY, AXP THREADNEEDLE GLOBAL BALANCED, AXP THREADNEEDLE GLOBAL EQUITY, AXP THREADNEEDLE EUROPEAN EQUITY, AXP THREADNEEDLE INTERNATIONAL, AXP PARTNERS INTERNATIONAL AGGRESSIVE GROWTH, AXP PARTNERS INTERNATIONAL CORE, AXP PARTNERS INTERNATIONAL SELECT VALUE

Market timing is frequent or short-term trading by certain shareholders intended to profit at the expense of other shareholders by selling shares of a fund shortly after purchase. Market timing may adversely impact a fund's performance by preventing the portfolio manager from fully investing the assets of the fund, diluting the value of shares held by long-term shareholders, or increasing the fund's transaction costs.

Funds INVEST IN SECURITIES WHICH that trade on overseas securities markets may be vulnerable to market timers who seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets, which is generally the time at which a fund's NAV is calculated. [Further] TO THE EXTENT THAT THE FUND HAS SIGNIFICANT HOLDINGS OF FOREIGN SECURITIES, the risks of market timing may be greater [for the funds] THAN FOR [other] funds THAT DO NOT HAVE SIGNIFICANT FOREIGN HOLDINGS. See "Principal Investment Strategies" for a discussion of the KINDS OF SECURITIES IN WHICH THE FUND INVESTS. [investment strategies that may result in the Fund's investing in one or more of these asset classes.] See also "Valuing Fund Shares" for a discussion of the Fund's policy on fair value pricing, which is intended, in part, to reduce the frequency and effect of market timing.

The Fund's Board of Directors has adopted a policy that is designed to detect and deter market timing. The Fund seeks to enforce this policy through the Distributor and its transfer agent as follows:

o The Fund tries to distinguish market timing from trading that it believes is not harmful, such as periodic rebalancing for purposes of asset allocation or dollar cost averaging. Under the Fund's procedures, there is no set number of transactions in the Fund that constitutes market timing. Even one purchase and subsequent sale by related accounts may be market timing. Generally, the Fund seeks to restrict the exchange privilege of an investor who makes more than three exchanges into or out of the Fund in any 90-day period. Accounts held by a retirement plan or financial intermediary for the benefit of its participants or clients, which typically engage in daily transactions, are not subject to this limit. The Distributor does seek the assistance of retirement plans and financial intermediaries in applying similar restrictions on the sub-accounts of their participants or clients.

o If an investor's trading activity is determined to be market timing or otherwise harmful to existing shareholders, the Fund reserves the right to modify or discontinue the investor's exchange privilege or reject the investor's purchases or exchanges, including purchases or exchanges accepted by a retirement plan or other financial intermediary. The Fund may treat accounts it believes to be under common control as a single account for these purposes, although it may not be able to identify all such accounts.

o Although the Fund does not knowingly permit market timing, it cannot guarantee that it will be able to identify and restrict all short-term trading activity. The Fund receives purchase and sale orders through retirement plans and financial intermediaries where market-timing activity may not always be successfully detected.

AXP THREADNEEDLE EMERGING MARKETS; AXP PARTNERS INTERNATIONAL SMALL CAP

The language above is the same for these funds except for the second sentence in the second paragraph, which should read as follows:

[Further] TO THE EXTENT THAT THE FUND HAS SIGNIFICANT HOLDINGS OF FOREIGN SECURITIES OR SECURITIES THAT TRADE INFREQUENTLY, OR BOTH, the risks of market timing may be greater [for the funds]THAN FOR [other] funds THAT DO NOT HAVE SUCH HOLDINGS.

ATTACHMENT B - FUND VALUATION DISCLOSURE

AXP GLOBAL BOND, AXP GLOBAL TECHNOLOGY, AXP THREADNEEDLE GLOBAL BALANCED, AXP THREADNEEDLE GLOBAL EQUITY, AXP THREADNEEDLE EUROPEAN EQUITY, AXP THREADNEEDLE INTERNATIONAL, AXP PARTNERS INTERNATIONAL AGGRESSIVE GROWTH, AXP PARTNERS INTERNATIONAL CORE, AXP PARTNERS INTERNATIONAL SELECT VALUE

VALUING FUND SHARES

The NAV is the value of a single share of the Fund. The NAV is determined by dividing the value of the Fund's assets, minus any liabilities, by the number of shares outstanding. AEFC calculates the NAV as of the close of business on the New York Stock Exchange (NYSE), normally 4:00 p.m. Eastern time, on each day that the NYSE is open. The Fund's securities are valued primarily on the basis of market quotations OBTAINED FROM OUTSIDE PRICING SERVICES APPROVED BY THE BOARD. Certain short-term securities are valued at amortized cost.

[The Fund uses outside pricing services approved by the Board to provide closing market prices.]When reliable market quotations are not readily available, securities are [generally] priced at fair value based on procedures adopted by the Board. These procedures are also used when the value of a security held by the Fund is materially affected by events that occur after the close of the primary market on which the security is traded but prior to the time as of which the Fund's NAV is determined. Valuing securities at fair value involves [greater] reliance on judgment.[than valuing securities with readily available market quotations.] The fair value of a security is likely to differ from [the] ANY AVAILABLE quoted or published price. [, where available. There can be no assurance that the Fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund's NAV is determined.]To the extent that the Fund has significant holdings of foreign securities, fair valuation may be used more frequently than for other funds. The Fund uses an unaffiliated service provider to assist in determining fair values for foreign securities.

Foreign investments are valued in U.S. dollars. Some of the Fund's securities may be listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares. In that event, the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares.

AXP THREADNEEDLE EMERGING MARKETS; AXP PARTNERS INTERNATIONAL SMALL CAP

The language above is the same for these funds except for the second to the last sentence of the second paragraph, which should read as follows:

To the extent that the Fund has significant holdings of foreign securities or securities that trade infrequently, or both, fair valuation may be used more frequently than for other funds.

ATTACHMENT C - POLICY HOLDINGS DISCLOSURE

Portfolio Holdings Disclosure

The Fund's board of directors and AEFC believe that the investment ideas of AEFC and any Fund Subadviser with respect to management of a Fund should benefit the Fund and its shareholders, and do not want to afford speculators an opportunity to profit by anticipating Fund trading strategies or by using Fund portfolio holdings information for stock picking. However, the Fund's board also believes that knowledge of the Fund's portfolio holdings can assist shareholders in monitoring their investments, making asset allocation decisions, and evaluating portfolio management techniques.

The Fund's board has therefore adopted AEFC's policies and approved AEFC's procedures, including AEFC's oversight of Subadviser practices relating to disclosure of the Funds' portfolio securities. These policies and procedures are intended to protect the confidentiality of Fund portfolio holdings information and generally prohibit the release of such information until such information is made public, unless such persons have been authorized to receive such information on a selective basis, as described below. It is the policy of the Fund not to provide or permit others to provide holdings information on a selective basis, and AEFC does not intend to selectively disclose holdings information or expect that such holdings information will be selectively disclosed, except where necessary for the Fund's operation or where there are legitimate business purposes for doing so and, in any case, where conditions are met that are designed to protect the interests of the Fund and its shareholders. Although AEFC seeks to limit the selective disclosure of portfolio holdings information and generally monitors recipients' usage of that information, there can be no assurance that these policies will protect the Fund from the potential misuse of holdings information by individuals or firms in possession of that information. Under no circumstances may AEFC, its affiliates or any employee thereof receive any consideration or compensation for disclosing such holdings information.

A complete schedule of the Fund's portfolio holdings is available semi-annually and annually in shareholder reports filed on Form N-CSR and, after the first and third fiscal quarters, in regulatory filings on Form N-Q. These shareholder reports and regulatory filings are filed with the SEC in accordance with federal securities laws and are generally available within sixty (60) days of the end of the Fund's fiscal quarter, on the Securities and Exchange Commission's Website. Once holdings information is filed with the SEC, it will also be posted on the website (www.americanexpress.com), and it may be mailed, e-mailed or otherwise transmitted to any person.

In addition, AEFC makes publicly available, on a monthly basis, information regarding the Fund's top ten holdings (including name and percentage of a Fund's assets invested in each such holding) and the percentage breakdown of a Fund's investments by country, sector and industry, as applicable. This holdings information is generally made available through the website, marketing communications (including printed advertisements and sales literature), and/or telephone customer service centers that support the Fund. This holdings information is generally not released until it is at least 30 days old.

[AEFC may make ] [From time to time, subject to confidentiality agreements duties imposed under applicable policies and procedures (e.g., applicable codes of ethics) designed to prevent the misuse of confidential information, general duties under applicable laws and regulations, or other such duties of confidentiality.] From time to time, AEFC MAY MAKE PARTIAL OR COMPLETE Fund's holdings information that is not publicly available, on the website or otherwise, available IN ADVANCE OF THE TIME RESTRICTIONS NOTED ABOVE (1) to its directors, officers, and employees, and those of its affiliated and unaffiliated service providers that require the information in THE NORMAL COURSE OF BUSINESS IN order to provide services to the Fund (including, without limitation, custodians, auditors, subadvisers, financial printers, pricing services, and proxy voting services), AND PARTIES THAT DELIVER ANALYTICAL, STATISTICAL, TRADING OR OTHER INVESTMENT RELATED SERVICES), AND (2) to facilitate the review AND/OR RATING of the Fund by ratings and rankings agencies, and to investment professionals and research analysts who provide analysis, data, trading and other investment-related services to the Fund's portfolio manaGERS (INCLUDING, FOR EXAMPLE, MORNINGSTAR, INC., THOMS[e]ON FINANCIAL AND LIPPER Inc. In such situations, the information is released subject to confidentiality agreements, duties imposed under applicable policies and procedures (e.g., applicable codes of ethics) designed to prevent the misuse of confidential information, general duties under applicable laws and regulations, or other such duties of confidentiality. [, A REUTERS COMPANY). In addition, the Fund discloses holdings information as required by federal or state securities laws, and may disclose holdings information in response to requests by governmental authorities.

The Fund's board has adopted the policies of AEFC and approved the procedures AEFC has established to ensure that the Fund's holdings information is only disclosed in accordance with these policies. Before any selective disclosure of holdings information is permitted, the person seeking to disclose such holdings information must submit a written request to the Portfolio Holdings Committee ("PHC"). The PHC is comprised of members from AEFC's General Counsel's Office, Compliance, and Communications. The PHC has been authorized by the Funds' board to perform an initial review of requests for disclosure of holdings information to evaluate whether there is a legitimate business purpose for selective disclosure, whether selective disclosure is in the best interests of the Fund and its shareholders, and to safeguard against improper use of holdings information. Factors considered in this analysis are whether the recipient has agreed to or has a duty to keep the holdings information confidential and whether risks have been mitigated such that the recipient has agreed or has a duty to use the holdings information only as necessary to effectuate the purpose for which selective disclosure was authorized. Before portfolio holdings may be selectively disclosed, requests approved by the PHC must also be authorized by the Fund's Chief Compliance Officer or the Fund's General Counsel. On at least an annual basis the PHC reviews the approved recipients of selective disclosure and, where appropriate, requires a resubmission of the request, in order to re-authorize any ongoing arrangements. These procedures are intended to be reasonably designed to protect the confidentiality of Fund holdings information and to prohibit their release to individual investors, institutional investors, intermediaries that distribute the Funds' shares, and other parties, until such holdings information is made public or unless such persons have been authorized to receive such holdings information on a selective basis, as set forth above. Although AEFC has set up these procedures to monitor and control selective disclosure of holdings information, there can be no assurance that these procedures will protect the Fund from the potential misuse of holdings information by individuals or firms in possession of that information.